Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 24, 2007

List of materials

Documents attached hereto:


i) Press releases announcing Appointment of an independent auditor and Stock Options




                                                                  April 23, 2007
                                                                Sony Corporation


                     Appointment of an independent auditor


Sony Corporation announced today that the Board of Directors of Sony Corporation (the "Corporation") passed a resolution that a request for approval to appoint an independent auditor be submitted to the 90th Ordinary General Meeting of Shareholders, scheduled for June 21, 2007, as described below.


1.   Reasons for Proposal

     Following an order by the Financial Services Agency of Japan to suspend its auditing for purposes of the Japanese legislative audit starting July 1, 2006, ChuoAoyama Accounting Firm stepped down from its position as the Corporation's independent auditor. At a meeting of the Audit Committee of the Board of Directors held on July 3, 2006, a resolution was passed to appoint PricewaterhouseCoopers Aarata (the "Firm") as temporary independent auditor to replace ChuoAoyama Accounting Firm.

     The term of office of the Firm as temporary independent auditor will expire at the conclusion of the 90th Ordinary General Meeting of Shareholders.
     Taking into account the Firm's suitability for audit work at the Corporation and its commitment to a strong internal management control system, both of which have been confirmed by the Audit Committee based upon a careful study, the Audit Committee resolved on April 20, 2007, to request approval that the Firm be appointed independent auditor at this Ordinary General Meeting of Shareholders.


2.   Name and Address of Independent Auditor Candidate

     Name:             PricewaterhouseCoopers Aarata
     Office address:   13th Floor, East Tower, Sumitomo Fudosan Mita Twin
                       Building, 2-8, Shibaura 4-chome, Minato-ku, Tokyo


3.   Proposed Date of Engagement

     June 21, 2007


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                                                                  April 23, 2007
                                                                Sony Corporation


                    Stock Options (Stock Acquisition Rights)


Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries as outlined below, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law of Japan, and to delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation. The proposal will be made at its 90th Ordinary General Meeting of Shareholders to be held on June 21, 2007.


I. The reason why the Corporation needs to offer stock acquisition rights upon especially favorable terms.

     The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (hereinafter referred to as the "Group") and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.


II. Terms and conditions of issue of stock acquisition rights (hereinafter referred to as "Stock Acquisition Rights"), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination by the approval of this Ordinary General Meeting of Shareholders.

1.   Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

     Not exceeding 27,500.

2.   Payment in exchange for Stock Acquisition Rights

     Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.   Matters regarding Stock Acquisition Rights

     (1) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

          The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the "Number of Granted Shares") shall be 100 shares.

          The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (hereinafter referred to as the "Common Stock"). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

     (2)  Adjustment of Number of Granted Shares

          In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of this Ordinary General Meeting of Shareholders, the Number of Granted Shares shall be adjusted in accordance with the following formula:

          Number of            Number of              Ratio of split
          Granted Shares   =   Granted Shares      x  or consolidation
          after adjustment     before adjustment

          Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

     (3) Amount of the Assets to be Contributed upon Exercise of Stock Acquisition Rights

          The amount of the assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the "Exercise Price"), which is provided below, by the Number of Granted Shares.

          (i)  Initial Exercise Price

               The Exercise Price shall initially be as follows:

               (A) Stock Acquisition Rights with Exercise Price Denominated in Yen

                    The Exercise Price shall be initially the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one
                    (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen),
                    (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (a), (b) and (c) above.

               (B) Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

                    The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (hereinafter referred to as the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1)
                    cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights, (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price among
                    (a), (b) and (c) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1)
                    cent).

          (ii)Adjustment of Exercise Price

              In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

              Exercise Price   Exercise Price                   1
              after          = before         x  -------------------------------
              adjustment       adjustment        Ratio of split or consolidation

              In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

     (4)  Period during which Stock Acquisition Rights May be Exercised

          The period during which Stock Acquisition Rights may be exercised will be the period from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

     (5)  Conditions for the Exercise of Stock Acquisition Rights

          (i)  No Stock Acquisition Right may be exercised in part.

          (ii) In the event of a resolution being passed at a general meeting of
               shareholders   of  the   Corporation   for  an   agreement   for
               any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the date of such resolution.

          (iii)Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

     (6)  Mandatory Repurchase of Stock Acquisition Rights

          Not applicable.

     (7) Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issue of the Shares upon Exercise of Stock Acquisition Rights

          (i) The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

          (ii)The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.


     (8) Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

          The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

Note: The issuance of the Stock Acquisition Rights shall be subject to the approval by shareholders on the agenda referred to above to be obtained at the 90th Ordinary General Meeting of Shareholders of the Corporation to be held on June 21, 2007. In addition, terms of a specific issue and allotment of the Stock Acquisition Rights will be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation after the general meeting of shareholders referred to above.


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